SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PETROBRAS ARGENTINA S.A.
(Name of Issuer)

CLASS B SHARES, par value Ps.1.00 (the “PESA Shares”)
AMERICAN DEPOSITARY SHARES, each representing TEN PESA Shares (the “PESA adss”) (Title of Class of Securities)

71646J109(1)
(CUSIP Number)

Diego Martín Salaverri Pampa Energía S.A. Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Juan G. Giráldez, Esq. Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing ten PESA Shares.

CUSIP No. 71646J109
1.	Names of Reporting Persons Pampa Energía S.A. (Pampa Energy Inc.)
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) BK, AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Argentina
Number of American Depositary Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 182,530,241 PESA ADSs and 9 PESA Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 182,530,241 PESA ADSs and 9 PESA Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,530,241 PESA ADSs and 9 PESA Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
13.	Percent of Class Represented by Amount in Row (11) 90.4% of the PESA Shares
14.	Type of Reporting Person (see instructions) CO

Page 2 of 6 Pages

Item 1.  Security and Issuer

Item 1 of the Initial Schedule 13D (as defined below) is hereby amended as follows:

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2016 (the “Initial Schedule 13D”) by Pampa (as defined below) with respect to the class B Shares (“PESA Shares”) of Petrobras Argentina S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “PESA ADSs”), each representing ten PESA Shares that are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (“Pampa”), is filing this Amendment No. 1.

Pampa’s principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby supplemented as follows:

On May 13, 2016, Pampa, as buyer, and Petrobras International Braspetro B.V., a besloten vennootschap organized and existing under the laws of The Netherlands (“Petrobras Netherlands”), as seller, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which Pampa agreed to acquire all of the shares of Petrobras Participaciones S.L. (“PPSL”) (the “Transaction”). As of July 27, 2016 (the closing date of the Transaction), PPSL was the beneficial owner of 135,679,155 PESA ADSs, representing 1,356,791,556 PESA Shares, or 67.2% of the total number of PESA Shares. The purchase price for the acquisition of PPSL, after the adjustments set forth in the Sale and Purchase Agreement, amounted to U.S.$897,163,212 and was funded through the following sources:

(i)	release of funds deposited into escrow on May 13, 2016 by Pampa amounting to U.S.$178.4 million, representing 20% of the base purchase price under the Sale and Purchase Agreement;
(ii)	U.S.$271 million of a senior secured bridge loan credit facility of up to approximately U.S.$600 million arranged by Citigroup Global Markets Inc. and Deutsche Bank AG, London Branch, that Pampa entered into on July 26, 2016, attached as Exhibit 1 to the Initial Schedule 13D, as amended on November 11, 2016 and November 18, 2016, attached as Exhibit 6 and Exhibit 7, respectively (the “Bridge Loan Credit Facility”);
(iii)	loan of U.S.$140 million from YPF S.A., a sociedad anónima organized under the laws of the Republic of Argentina, that Pampa entered into on May 13, 2016, attached as Exhibit 2 to the Initial Schedule 13D;
(iv)	a loan of U.S.$85 million from Pampa’s subsidiary, Petrolera Pampa S.A., a sociedad anónima organized under the laws of the Republic of Argentina, that Pampa entered into on July 25, 2016, attached as Exhibit 3 to the Initial Schedule 13D;
(v)	a loan of U.S.$50 million from Pampa’s affiliate, Emes Energía Argentina LLC (“Emes”), a limited liability company organized under the laws of Delaware, that Pampa entered into on May 13, 2016, attached as Exhibit 4 to the Initial Schedule 13D (the “Emes Convertible Loan”); and
(vi)	proceeds in the amount of approximately U.S.$153 million from Pampa’s sale of its indirect interest in Transportadora de Gas del Sur S.A. that was consummated on July 27, 2016.

In the period subsequent to the filing of the Initial Schedule 13D, Pampa acquired PESA Shares and PESA ADSs of the Issuer through concurrent offers: (i) internationally, (a) to exchange outstanding PESA ADSs for American depositary shares (“Pampa ADSs”), each representing 25 common shares (“Pampa Shares”) of Pampa (the “International PESA ADS Exchange Offer”), (b) to exchange outstanding PESA Shares held by U.S. persons for Pampa Shares (the “International PESA Share Exchange Offer”) and (c) to purchase outstanding PESA Shares held by U.S. persons for Argentine pesos (the “International Cash Tender Offer” and, together with the International PESA ADS Exchange Offer and the International PESA Share Exchange Offer, the “International Offers”); and (ii) in Argentina, (a) to exchange outstanding PESA Shares for Pampa Shares (the “Argentine Exchange Offer” and, together with the International PESA ADS Exchange Offer and the International PESA Share Exchange Offer, the “Exchange Offers”) and (b) to purchase PESA Shares for Argentine pesos (the “Argentine Cash Tender Offer,” together with the International Cash Tender Offer, the “Cash Tender Offers,” and, together with the Argentine Exchange Offer, the “Argentine Offers”).

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The International Offers and the Argentine Offers (together, the “Offers”) commenced on October 7, 2016, expired on November 14, 2016 and settled on November 22, 2016 (with respect to the Exchange Offers) and November 23, 2016 (with respect to the Cash Tender Offers), pursuant to which a total of 579,413,723 PESA Shares (including PESA Shares represented by PESA ADSs) were tendered. As a result, Pampa issued 28,294,006 Pampa Shares and 4,493,649 Pampa ADSs pursuant to the Exchange Offers and paid Ps. 3,233,105,695 pursuant to the Cash Tender Offers, in each case, net of applicable Argentine withholding taxes.

Item 4.  Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to Argentine law, as a result of the Transaction, which resulted in a change of control of the Issuer, Pampa was required to make the Argentine Cash Tender Offer. Pursuant to U.S. federal securities law, Pampa was also required to make the International Cash Tender Offer. As an alternative to the Cash Tender Offers, Pampa also made the Exchange Offers.

Pampa intends to merge with the Issuer, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras Argentina, the “Merged Companies”), with Pampa as the surviving company (the “Potential Merger”), which shall be submitted for the consideration of the board of directors and shareholders’ meetings of each of the Merged Companies. In connection with the Potential Merger, Pampa filed a Registration Statement on Form F-4 with the Commission on November 30, 2016 (File No. 333-214841). If the Potential Merger occurs, holders of PESA Shares and PESA ADSs will receive Pampa Shares or Pampa ADSs, as the case may be. The Potential Merger is subject to a number of conditions, including shareholder meeting approval, and as a result Pampa can provide no assurances as to when it will consummate the Potential Merger or whether the Potential Merger will be consummated at all.

Pampa intends to take the steps necessary to obtain the authorization of the Argentine National Securities Commission (Comisión Nacional de Valores) for the delisting of the PESA Shares from the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires S.A.), deregister and delist the PESA Shares and the PESA ADSs under the Exchange Act and from the NYSE and terminate the deposit agreement for the PESA ADSs.

Even if the Potential Merger is not approved and the Issuer does not obtain deregistration and delisting of the PESA Shares in Argentina, Pampa may decide to cause the Issuer to delist from the NYSE, terminate the deposit agreement for the PESA ADSs and deregister the PESA Shares and the PESA ADSs under the Exchange Act. This decision would depend on the evaluation of Pampa’s management of the public float, trading volumes and liquidity of the PESA ADSs.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended as follows:

(a)	Pampa may be deemed to have the following beneficial ownership interests in the PESA Shares:
PESA Shares Owned Directly
Number	% of Class(1)
1,825,302,419(2)	90.4%
(1)	Percentage based on 2,019,236,820 PESA Shares outstanding as of September 30, 2016, as set forth in the Issuer’s unaudited condensed interim financial statements as of September 30, 2016, filed on a report on Form 6-K with the Commission on November 25, 2016 (File No. 001-155319).
(2)	Represented by 182,530,241 PESA ADSs.
(b)	Pampa may be deemed to have the sole power to vote and direct the disposition of 1,825,302,419 PESA Shares, represented by 182,530,241 PESA ADSs.
(c)	Not applicable.
(d)	Not applicable.
Page 4 of 6 Pages

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Bridge Loan Credit Facility, Pampa has pledged a total of 57,941,372 PESA ADSs, including those PESA ADSs originally held by PPSL and those PESA ADSs tendered pursuant to the International ADS Exchange Offer and created using the PESA Shares tendered pursuant to the Argentine Offers and the International Cash Tender Offer, as collateral securing Pampa’s repayment obligations thereunder. The Bridge Loan Credit Facility contains default and similar provisions that are standard for such agreements. The lenders thereunder may not exercise voting or dispositive powers over the pledged PESA ADSs prior to an event of default under the Bridge Loan Credit Facility.

Pampa repaid the Emes Convertible Loan by transferring, through PPSL, 11,090,286 PESA ADSs to Emes. Emes tendered these PESA ADSs pursuant to the International ADS Exchange Offer in exchange for 2,320,210 Pampa ADSs.

Pampa, as borrower, and Grupo Mtres S.A., a sociedad anónima organized under the laws of Uruguay (“Mtres”), as lender, entered into a loan of up to U.S.$25 million on July 26, 2016, attached as Exhibit 5 to the Initial Schedule 13D (the “Mtres Convertible Loan”). However, Pampa did not use the proceeds of the Mtres Convertible Loan to fund any portion of the offer cash consideration paid in the Cash Tender Offers, and the commitments under the Mtres Convertible Loan were terminated on November 25, 2016.

Other than as disclosed in this Item 6 of this Amendment No. 1 and in the agreements attached as exhibits hereto, to the best knowledge of Pampa, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between either Pampa and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
6	First Amendment to the Senior Secured Bridge Loan Agreement, dated as of November 11, 2016, among Pampa, the lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Collateral Agent, Citibank, N.A., Argentine Branch, as Argentine Paying Agent and Argentine Collateral Agent, and the other agents and arrangers party thereto.
7	Second Amendment to the Senior Secured Bridge Loan Agreement, dated as of November 18, 2016, among Pampa, the lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Collateral Agent, Citibank, N.A., Argentine Branch, as Argentine Paying Agent and Argentine Collateral Agent, and the other agents and arrangers party thereto.
Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: December 15, 2016

PAMPA ENERGÍA S.A.

By: /s/ Gustavo Mariani________________
Name: Gustavo Mariani
Title: Co-Chief Executive Officer

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